UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2016

Commission File Number 1-15242

DEUTSCHE BANK CORPORATION

(Translation of Registrant’s Name Into English)

Deutsche Bank Aktiengesellschaft

Taunusanlage 12

60325 Frankfurt am Main

Germany

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Explanatory note

This Report on Form 6-K contains of an ad hoc release issued by Deutsche Bank AG on January 20, 2016. This Report on Form 6-K is hereby incorporated by reference into Registration Statement No. 333-206013 of Deutsche Bank AG.

Frankfurt, January 20, 2016

Ad-hoc: Deutsche Bank reports preliminary full year and fourth quarter 2015 results

Deutsche Bank (XETRA: DBKGn.DE/NYSE: DB) today announced that it expects to incur a number of charges that will contribute to an overall loss for the fourth quarter 2015:

- Expected litigation charges of approximately EUR 1.2 billion, the majority of which are not anticipated to be tax deductible. These provisions are preliminary and may be further changed by events before publication of the bank’s annual financial statements on March 11, 2016

- Restructuring and severance charges of EUR 0.8 billion. These charges are largely related to the Private & Business Clients (PBC) segment. PBC will also take a EUR 0.1 billion charge for the impairment of software

The bank expects to report full year 2015 revenues of EUR 33.5 billion. As a result of the above charges, the bank expects to report a full year 2015 loss before income taxes of approximately EUR 6.1 billion and a net loss of approximately EUR 6.7 billion. The full year results include previously disclosed impairments taken in the third quarter of EUR 5.8 billion of goodwill and intangibles, full year litigation provisions of approximately EUR 5.2 billion and restructuring and severance charges of approximately EUR 1.0 billion.

Challenging market conditions in the quarter contributed to a year-over-year decline in fourth quarter revenues, principally in Corporate Banking & Securities (CB&S). As a result of these revenue developments and the specific charges for the fourth quarter mentioned above, the bank expects to report revenues of EUR 6.6 billion, a loss before income taxes of approximately EUR 2.7 billion and a net loss of approximately EUR 2.1 billion for the fourth quarter.

Deutsche Bank currently expects to report a fully-loaded CRR/CRD4 Common Equity Tier 1 (CET1) ratio at the end of the fourth quarter of approximately 11%. The regulatory capital treatment of the bank’s Abbey Life business has changed in the fourth quarter, resulting in an approximate 10 basis point reduction in the CET 1 ratio. Additionally, the previously announced agreement to sell the bank’s 19.99% stake in Hua Xia Bank is expected to close in the second quarter 2016. This sale, on a pro-forma basis, would have improved Deutsche Bank’s Common Equity Tier 1 capital ratio (CRR/CRD 4 fully loaded) as of 31 December 2015 by approximately 50 to 60 basis points.

All of these amounts are estimates. Details of the preliminary fourth quarter and annual results will be disclosed on January 28, 2016.

Forward-looking statements contain risks

This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this report that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our 2014 Annual Report on Form 20-F, which was filed with the SEC on March 20, 2015, on pages 11 through 34 under the heading “Risk Factors.” Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.

CRR/CRD 4 Solvency Measures

Since January 1, 2014, our regulatory assets, exposures, risk-weighted assets, capital and ratios thereof are calculated for regulatory purposes under the regulation on prudential requirements for credit institutions and investment firms (“CRR”) and the Capital Requirements Directive 4 (“CRD 4”) implementing Basel 3, which were published on June 27, 2013. CRR/CRD 4 provides for “transitional” rules, under which capital instruments that are no longer eligible under the new rules are permitted to be phased out as the new rules on regulatory adjustments are phased in, as well as regarding the risk weighting of certain categories of assets. Unless otherwise noted, in our financial reporting we set forth our CRR/CRD 4 solvency measures reflecting these transitional rules.

We also set forth in this and other documents such CRR/CRD 4 measures on a “fully loaded” basis, reflecting full application of the rules without consideration of the transitional provisions under CRR/CRD 4. Our Strategy 2020 capital targets are on a fully loaded basis.

As the final implementation of CRR/CRD 4 may differ from our expectations, and our competitors’ assumptions and estimates regarding such implementation may vary, our fully loaded CRR/CRD 4 measures, which are non-GAAP financial measures, may not be comparable with similarly labeled measures used by our competitors.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE BANK AKTIENGESELLSCHAFT

Date: January 21, 2016

	By:	/s/ Peter Burrill
	Name:	Peter Burrill
	Title:	Managing Director

	By:	/s/ Mathias Otto
	Name:	Mathias Otto
	Title:	Managing Director and Senior Counsel

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